NEWS RELEASE

EMX Royalty to Purchase Additional Goodpaster Royalty Interests and
Make Equity Investment in Corvus Gold

Vancouver, British Columbia, May 21, 2019 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (“EMX” or the "Company") is pleased to announce the execution of a purchase agreement (the “Purchase Agreement”) to acquire royalty interests from Corvus Gold Inc. ("Corvus") (TSX: KOR, OTCQX: CORVF) in Alaska's Goodpaster Mining District for $350,000 (all dollar amounts in CDN unless otherwise specified), and an equity investment of $900,000 in Corvus through a private placement financing (the "Private Placement”). EMX's acquisition of the Corvus royalty property interests will complement the Company's recent acquisition of royalty property interests from Millrock Resources Inc. ("Millrock")1. The Goodpaster District hosts the Pogo Mine which has produced 3.8 million ounces of gold since startup in 20062.

The Company's investment, which totals $1.25 million, will combine equity upside in Corvus and royalty interests covering highly prospective ground in an under-explored, high grade gold mining district that is attracting revitalized interest. Please see the attached map.

Overview of Commercial Terms. At closing, under the terms of the Purchase Agreement, EMX will acquire the following net smelter return ("NSR") royalty interests from Corvus for $350,000:

  West Pogo WPX Claim Block – EMX will acquire two thirds of Corvus’s 3% NSR royalty on precious metals and 1% NSR royalty on base metals. Corvus has retained the remaining one third of its royalty on the West Pogo WPX claim block. The precious metals royalty is subject to a buy down of 1% for US $2 million, and a buy down of an additional 1% for US $5 million, both of which will be shared proportionately by EMX and Corvus.

  LMS Project – EMX will acquire Corvus’s 3% NSR royalty on precious metals and 1% NSR royalty on base metals. The precious metals royalty is subject to a buy down of 1% for US $4 million.

  Goodpaster District – EMX will acquire all of Corvus’s rights to a 1% NSR royalty on properties staked within a defined area of interest ("AOI") pursuant to a 2015 agreement with Millrock. The AOI expires July 21, 2020, and Millrock may purchase one-half of these royalties (i.e., 0.5% NSR royalty) for US $2 million.

  Chisna Project – EMX will acquire all of Corvus’s 1% NSR royalties on precious and base metals.

Also at closing, under the terms of the Private Placement, EMX will invest $900,000 to purchase 500,000 common shares of Corvus at a price of $1.80 per share. The shares will be subject to hold periods required under applicable securities laws. Closing is conditioned upon receipt of approval by the Toronto Stock Exchange for the issuance of the Corvus shares, and a title curative matter relating to the Chisna royalty.

____________________________________
1 See EMX news release dated April 24, 2019.
2 Through mid-2018. See Northern Star ASX Announcement dated February 12, 2019.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Overview of EMX's New Royalties. EMX's new royalty interests purchased from Corvus, combined with the royalty interests recently acquired from Millrock, will consolidate a substantial royalty package in Alaska's prolific Goodpaster District. The Pogo Mine is operated by Northern Star Resources Limited ("Northern Star"), and EMX's royalty properties are especially compelling given Northern Star's recent successes in drilling its nearby Goodpaster prospect and developing the Central Zone discovery. The properties covered by the Goodpaster royalties to be acquired from Corvus include:

  West Pogo WPX Claim Block. The WPX claim block royalty property complements the West Pogo royalties acquired from Millrock, and will fill in EMX's royalty interests immediately west of the Pogo mine property. The underlying WPX claim block holder and West Pogo project operator is Millrock. West Pogo is along trend of, and has similar geological characteristics to the nearby Pogo Mine. The WPX claims include the Tourmaline Ridge gold prospect.

  LMS Project. The LMS royalty property is situated along the Shaw-Eagle-LMS Trend, where EMX already had a substantial royalty property position that was acquired from Millrock. The gold mineralization at LMS is hosted in low-angle, siliceous breccias developed in metamorphic rocks cut by higher grade stockwork vein systems.

  Goodpaster AOI Royalties. The AOI royalties will cover the recent Millrock claim acquisitions funded by EMX on the West Pogo project, East Pogo project, and Shaw-Eagle-LMS Trend. EMX will hold a combined 1.5% NSR royalty interest on these claims (i.e., Corvus 1% plus Millrock 0.5%).

EMX will also acquire royalty interests from Corvus covering the Chisna properties in the Chistochina Mining District of south-central Alaska. The projects host copper-gold porphyry targets, and are 100% controlled by Millrock.

Overview of EMX's Corvus Investment. EMX's equity investment in Corvus will provide significant upside from Corvus's North Bullfrog and Mother Lode gold (silver) projects in Nevada's Walker Lane Trend. From a 2018 positive Preliminary Economic Assessment ("PEA"), open pit constrained gold resources for the combined Mother Lode - North Bullfrog Projects include oxide and sulfide mill resources of3:

  Measured - 9.3 million tonnes averaging 1.59 g/t and containing 475 thousand ounces of gold,
  Indicated - 18.2 million tonnes averaging 1.68 g/t and containing 988 thousand ounces of gold, &
  Inferred - 2.3 million tonnes averaging 1.61 g/t and containing 118 thousand ounces of gold.

In addition, the Project contains oxide, run of mine ("ROM"), heap leach gold resources of:

  Measured - 34.6 million tonnes averaging 0.27 g/t and containing 305 thousand ounces of gold,
  Indicated - 149.4 million tonnes averaging 0.24 g/t and containing 1,150 thousand ounces of gold &
  Inferred - 78.7 million tonnes averaging 0.26 g/t gold and containing 549 thousand ounces of gold.

Corvus has been actively drilling and expanding the gold mineralized zones at the Mother Lode deposit during 2019.

________________________
3 See Corvus news release dated November 1, 2018 and SEDAR filed report titled "Technical Report and Preliminary Economic Assessment for the Integrated Mother Lode and North Bullfrog Projects, Bullfrog Mining District, Nye County, Nevada", with an effective date of September 18, 2018. The PEA is based upon a US$1250/oz gold price, a mill cutoff of 0.63 -0.78 g/t gold, and a ROM cutoff of 0.06 -0.10 g/t gold.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to the risks inherent to operating companies. The Company’s common shares are listed on the TSX Venture Exchange and the

NYSE American Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, difficulties in obtaining required regulatory approvals, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the quarter that ended on March 31, 2019 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2018, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

EMX Royalty Properties - Goodpaster District, Alaska (following closing with Corvus, May 2019)

Goodpaster District
Chistochina District
Pogo Mine
Tourmaline Ridge
WPX
POGO TREND
SHAW-EAGLE-LMS TREND
LMS
Prospects
EMX Royalties - Goodpaster District
1% NSR Through Staking
1.5% NSR
1% NSR
1.5% NSR Purchase Option - Aurora
1.5% NSR Purchase Option - Hansen
3% Precious, 1% Base Metal NSR
EMX-2% Precious, 2/3% Base Metal NSR
Other Properties
N
10 Km
May 2019

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com